Contact

www.linkedin.com/in/zhoukathy (LinkedIn)
kathyzhou.com (Personal)

Top Skills

CSS
JavaScript
Java

Languages

Chinese (Professional Working)
Spanish (Elementary)

Honors-Awards

2012 Gallery Collection Greeting Card Design $10,000 Scholarship

1st Place, 2013 Fall PennHacks: University of Pennsylvania student hardware hackathon

Kathy Zhou-Patel

CTO & Co-Founder at Queenly | Forbes 30 under 30
San Francisco, California, United States

Experience

Queenly

CTO and Co-Founder
August 2018 - Present (5 years 5 months)
San Francisco Bay Area

YC W21

The search engine and marketplace for formal dresses

Pinterest

Software Engineer
2015 - August 2019 (4 years)
San Francisco Bay Area

Full-stack Product Engineer: Web, Backend, iOS. Built/building messaging, collaboration tools, and content creation flows.

InfoScout

Software Development Intern
May 2014 - August 2014 (4 months)

(D3.js, Django, and SQL) Developed InfoScout Insights, a new business intelligence tool
for analyzing large retail consumer datasets in interactive visualizations.
examples: co-occurrence matrix, sequences sunburst, motion bubble chart.
features: login portal, internal library for filtering and input controls.
Built market research projects for Frito-Lay, Unilever, and other consumer goods clients.

SnipSnap

Software Development Intern (part-time)
January 2014 - April 2014 (4 months)

Developed data analytics dashboards (built with Highcharts.js, Ruby Sinatra, and Redis) that comprised of charts to monitor coupon popularity over time, marketing funnels, and mobile app engagement.

Department of Earth and Environmental Science, University of Pennsylvania

Python Programmer/Data Analyst Work Study
January 2013 - January 2014 (1 year 1 month)

Improved quality checks of real-time collection of climate data though building automated Python scripts. Furthered exploration of better visualizations for climate data through plotting libraries.

Venmo

Software Development Intern
May 2013 - August 2013 (4 months)
New York, NY

(Backbone.js, jQuery, MongoDB, Node,js, CSS3) Created responsive web app for group
payments that tested and integrated the beta Venmo OAuth API.
features: form validation, autocomplete selection, asynchronous transactions.
Incorporated flat design elements into web views on Android and iOS.

Department of Earth and Environmental Science

Summer Research Fellow
June 2012 - July 2013 (1 year 2 months)
University of Pennsylvania

Researched effectiveness of a new soil fractionation method, POXC, with samples from the LCZO tropical observatory site, through chemical experiments and statistical analysis software. Presented findings in a research poster in the Fall 2012 CURF (Center for Undergraduate Research and Fellowships) Open House;

Education

University of Pennsylvania

Bachelor of Arts (B.A.), Computer Science, Environmental Science · (2011 - 2015)